Exhibit 8

IRREVOCABLE AND BINDING PLEDGE

AGREEMENT made in Columbus, Ohio, this 1st day of August, 2003 between G Trademark, Inc. located at 4441 South Polaris Avenue, Las Vegas, NV 89103, and The Limited Brands Foundation, a charitable institution located at 1234 East Broad Street, Columbus OH.

WHEREAS, it is the desire of G Trademark, Inc. to donate to The Limited Brands Foundation certain securities by August 15, 2003 and thereby to encourage The Limited Brands Foundation to carry and expand its charitable programs and to seek additional contributions from other donors; and

WHEREAS, The Limited Brands Foundation is willing to accept such gift and to continue to undertake such programs in reliance upon the undertakings and assurances hereby given.

NOW, therefore, in consideration of the premises and reliance herein recited, it is hereby agreed by and between the parties as follows:

1. G Trademark, Inc. will donate to The Limited Brands Foundation by August 15, 2003 a gift consisting of Two Hundred Fifty Thousand (250,000) shares of Galyan’s Trading Company, Inc. common stock to be used for the charitable purposes of The Limited Brands Foundation.

2. The pledge under this Agreement is binding and irrevocable and this Agreement may be enforced by The Limited Brands Foundation by an action for specific performance or by any other appropriate remedy by any court having jurisdiction.

3. This Agreement shall be governed in all respects by the laws of the State of Ohio.

IN WITNESS WHEREOF, G Trademark, Inc. and The Limited Brands Foundation have caused this Agreement to be signed by their respective officers, the day and the year first above written.

G TRADEMARK, INC.
By:	/s/ David H. Hasson David H. Hasson Vice President

THE LIMITED BRANDS FOUNDATION
By:	/s/ Ray J. Biddiscombe Ray J. Biddiscombe Assistant Treasurer